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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               UPTOWNER INNS, INC.
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                              (NAME OF THE ISSUER)

                               UPTOWNER INNS, INC.
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                        (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK ($0.50 PAR VALUE)
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                         (TITLE OF CLASS OF SECURITIES)


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                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                                       Copy to:
                                             Elizabeth Osenton Lord, Esq.
             Carl Midkiff                         Jackson Kelly PLLC
         Uptowner Inns, Inc.                      1600 Laidley Tower
           741 5th Avenue                        500 Lee Street, East
   Huntington, West Virginia 25701                   P.O. Box 553
            (304) 525-8162                 Charleston, West Virginia 25322
                                                    (304) 340-1390
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)  [ ]  The filing of a registration statement under the Securities
          Act of 1933.

(c)  [ ]  A tender offer.

(d)  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
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       TRANSACTION VALUATION                        AMOUNT OF FILING FEE
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             $736,360                                      $59.57
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[ ]   Check the box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                           --------------------------
Form or Registration No.:
                           --------------------------
Filing Party:
                           --------------------------
Date Filed:
                           --------------------------


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                                  INTRODUCTION

         This Schedule 13E-3 Transaction Statement is filed in connection with the concurrent filing by Uptowner Inns, Inc. (the "company") with the Securities and Exchange Commission (the "SEC") of a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection a special meeting of the shareholders of the company currently scheduled to be held in January 2003. The company is submitting to its shareholders a proposal to approve and adopt an Amendment to its Articles of Incorporation providing for a one for 10,000 reverse stock split of the company's common stock, par value $0.50 per share (the "Common Stock"), and (b) a cash payment of $1.07 for each share of Common Stock on a pre-split basis (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the company's Common Stock following such reverse stock split (the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Proxy Statement, a copy of which was filed under cover of Schedule 14A with the SEC simultaneously with this filing.

         The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or further amendment. This Schedule 13E-3 will be amended to reflect such completion or further amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 1.   SUMMARY TERM SHEET

         The Summary Term Sheet required by Item 1 of this Schedule 13E-3 is incorporated by reference to the section of the Proxy Statement captioned "Summary of Terms of Reverse Stock Split."

ITEM 2.   SUBJECT COMPANY INFORMATION

         (a) Name and Address: The name of the company is Uptowner Inns, Inc. The complete mailing address of the company's principal executive offices is 741 5th Avenue, Huntington, West Virginia 25701. The company's telephone number is (304) 525-8162.

         (b) Securities: The number of shares of Common Stock outstanding as of September 30, 2003, was 1,583,563 shares.

         (c) Trading Market and Price: The information required by this Item 2(c) is incorporated by reference to the section of the Proxy Statement captioned "Information About Uptowner Inns, Inc.--Price Range of Common Stock and Dividends."

         (d) Dividends: The information required by this Item 2(d) is incorporated by reference to the section of the Proxy Statement captioned "Information About Uptowner Inns, Inc.--Price Range of Common Stock and Dividends."


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         (e) Prior Public Offering: The company has not made an underwritten public offering of its securities during the past three years.

         (f) Prior Stock Purchases: None.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address: The filing person is the company. The required information regarding the company is set forth in Item 2(a) above. See also Item 3(c) below.

         (b) Business and Background of Entities: Not applicable.

         (c) Business and Background of Natural Persons: The information required by this Item 3(c) is incorporated by reference to the section of the Proxy Statement captioned "Information With Respect to the Directors and Executive Officers."

ITEM 4.   TERMS OF THE TRANSACTION

         (a) Material Terms: The information required by this Item 4(a) is incorporated by reference to the sections of the Proxy Statement captioned "Summary of Terms of Reverse Stock Split," "Special Factors," "Proposal--Reverse Stock Split and Related Amendments to Uptowner's Articles of
Incorporation--General," "--Payment of Fractional Shares," and "--Vote
Required."

         (b) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders holding fewer than 10,000 shares of Common Stock immediately prior the Reverse Stock Split will cease to be shareholders of the company.

         (c) Appraisal Rights. Shareholders will have appraisal rights under West Virginia law relating to the Reverse Stock Split.

         (d) Provisions for Unaffiliated Security Holders: The company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.

         (e) Eligibility for Listing or Trading: The information required by this Item 4(f) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors--Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders."

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (a) Transactions: None.

         (b) Significant Corporate Events: None.


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         (c) Negotiations or Contracts: None.

         (d) Conflicts of Interest: Not applicable.

         (e) Agreements Involving the Company's Securities: There are no agreements, arrangements, or understandings between the company and any other person with respect to any of the company's securities.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) Use of Securities Acquired: The information required by this Item 6(a) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors--Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders."

         (b) Plans: The information required by this Item 6(b) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors--Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders."

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS ON THE REVERSE STOCK SPLIT

         The information required by this Item 7 is incorporated by reference to the sections of the Proxy Statement captioned "Special Factors--Purpose and Reasons for the Reverse Stock Split," "--Background," "--Alternatives Considered by the Board of Directors," "--Certain Effects of Reverse Stock Split Proposal on Uptowner's Shareholders" and "--Federal Income Tax Consequences."

ITEM 8.   FAIRNESS OF THE TRANSACTION

         The information required by this Item 8 is incorporated by reference to the sections of the Proxy Statement captioned "Special Factors--Background" and "--Fairness of the Reverse Stock Split Proposal."

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         The report of Somerville & Company, PLLC regarding the fairness to the company's shareholders from a financial point of view of the Reverse Stock Split is attached to the Proxy Statement as Appendix II.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) Source of Funds: The information required by this Item 10(a) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors--Certain Effects of Reverse Stock Split Proposal."

         (b) Conditions: None.


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         (c) Expenses: The information required by this Item 10(c) is incorporated by reference to the section of the Proxy Statement captioned "Proposal--Reverse Stock Split and Related Amendments to Uptowner's Articles of Incorporation--Source and Amount of Funds or Other Consideration; Expenses of Transaction."

         (d) Borrowed Funds: None.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock is incorporated by reference to the section of the Proxy Statement captioned "Information About Uptowner--Ownership of Voting Securities of Uptowner."

         (b) Security Transactions: There have been no transactions by the company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION

         The information required by this Item 12 is incorporated by reference to the sections of the Proxy Statement captioned "Proposal--Reverse Stock Split and Related Amendments to Uptowner's Articles of Incorporation--General" and "--Vote Required."

ITEM 13.   FINANCIAL STATEMENTS

         (a) Financial Information: The financial statements of the company required by this Item 13(a) are incorporated by reference to the section of the Proxy Statement captioned "Information About Uptowner--Historical Financial Information" and to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, and Form 10-Q for the quarter ended September 30, 2003.

         (b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction is not material to shareholders.

         (c) Summary Information: The information required by this Item 13(c) is incorporated by reference to the section of the Proxy Statement captioned "Information About Uptowner--Historical Financial Information" and to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 previously filed with the SEC on October 2, 2002.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) Solicitations or Recommendations: The company has not retained a proxy solicitation firm to solicit proxies in connection with the Reverse Stock Split.


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         (b) Employees and Corporate Assets: The company will be using corporate funds and the services of its chief executive officer to affect the Reverse
Stock Split. The company has retained the services of the law firm of Jackson Kelly PLLC to assist the company in the preparation of the documents related to the Reverse Stock Split.

ITEM 15.   ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement, the company's Form 10-K for the fiscal year ended September 30, 2003, and the company's Form 10-Q for each of the quarter ended September 30, 2003 is incorporated by reference in this Item 15.

ITEM 16.   EXHIBITS

         The following documents are being filed as exhibits to this Schedule 13E-3.

         No.    Description

         1. Schedule 14A and Form of Proxy Statement for the Special Meeting of Shareholders (incorporated by reference to the Schedule 14A filed with the SEC on the date hereof).


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        Uptowner Inns, Inc.


                                        By:      /s/ Carl Midkiff
                                            -----------------------------------
                                                 Carl Midkiff
                                        Title:   President and Chief Executive
                                                 Officer

Dated:  October 22, 2003



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